Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2018 and 2017 and related notes for the years then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	2018	2017
Revenues	100%	100%
Cost of revenues	77.5	74.5
Gross profit	22.5	25.5
Research and development expense	5.6	4.9
Marketing, general and administrative expense	5.0	4.8
Operating profit	11.9	15.8
Financing expense, net	(1.0)	(1.1)
Other expense, net	(0.2)	(0.2)
Profit before income tax	10.7	14.5
Income tax benefit (expense), net	(0.5)	7.2
Net profit	10.2	21.7
Net loss (income) attributable to the non-controlling interest	0.2	(0.3)
Net profit attributable to the company	10.4%	21.4%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Year ended December 31,
	2018	2017
Revenues	$1,304,034	$1,387,310
Cost of revenues	1,011,087	1,033,005
Gross profit	292,947	354,305
Research and development expense	73,053	67,664
Marketing, general and administrative expense	64,951	66,799
Operating profit	154,943	219,842
Financing expense, net	(13,184)	(15,447)
Other expense, net	(2,442)	(2,627)
Profit before income tax	139,317	201,768
Income tax benefit (expense), net	(5,938)	99,888
Net profit	133,379	301,656
Net loss (income) attributable to the non-controlling interest	2,200	(3,645)
Net profit attributable to the company	$135,579	$298,011

Year ended December 31, 2018 compared to year ended December 31, 2017

 Revenues. Revenues for the year ended December 31, 2018 were $1,304 million, as compared to $1,387 million for the year ended December 31, 2017. While our average selling price per layer didn’t change in 2018 as compared to 2017, our revenues were 6% lower, mainly due to lower number of layers shipped by the company during 2018, as compared with 2017.

Cost of Revenues. Cost of revenues for the year ended December 31, 2018 amounted to $1,011 million as compared to $1,033 million for the year ended December 31, 2017. The decrease of $22 million in manufacturing cost is mainly attributed to lower amount of variable costs required to be spent to manufacture lower volume of layers ordered, manufactured and shipped by the company.

 Gross Profit. Gross profit for the year ended December 31, 2018 amounted to $293 million as compared to $354 million for the year ended December 31, 2017. The decrease in gross profit resulted directly from the 6% or $83 million revenue reduction described above, partially offset by the $22 million cost reduction described above.

Research and Development. Research and development expense for the year ended December 31, 2018, amounted to $73.1 million as compared to $67.7 million recorded in the year ended December 31, 2017, an 8% increase, which reflects our focus to enhance our mid-term and long-term products’ funnel, technology capabilities and future design wins.

Marketing, General and Administrative. Marketing, general and administrative expense for the year ended December 31, 2018 amounted to $65.0 million, as compared to $66.8 million recorded in the year ended December 31, 2017, both representing 5% of revenues.

Operating Profit. Operating profit for the year ended December 31, 2018 amounted to $154.9 million as compared to $219.8 million for the year ended December 31, 2017. The $64.9 million decrease in operating profit resulted mainly from the $61.4 million reduction in gross profit described above.

Financing Expense, Net. Financing expense, net for the year ended December 31, 2018 amounted to $13.2 million as compared to financing expense, net of $15.4 million for the year ended December 31, 2017. The main reason for the decrease in financing expense, net was a higher level of interest income we earned from our higher balance of interest-bearing bank deposits and our investment in marketable securities.

Other expense, Net. Other expense, net for the year ended December 31, 2018 amounted to $2.4 million as compared with other expense of $2.6 million in the year ended December 31, 2017.

 Income Tax Benefit (Expense), Net. Income tax benefit (expense), net for the year ended December 31, 2018 amounted to $5.9 million expense, net as compared to $99.9 million income tax benefit, net in the year ended December 31, 2017. Income tax benefit, net for the year ended December 31, 2017 included mainly (i) $82 million income tax benefit resulted from the release of valuation allowance with regards to the net operating loss carryforward in the Israeli parent company (Tower Semiconductor Ltd), since it was concluded that it is more-likely-than-not that such deferred tax assets will be realized, (see also note 18F to the annual consolidated financial statements) and (ii) $13 million income tax benefit resulted from the US Tax Cut and Jobs Act which has been signed into law in December 2017, following which, among others, there was a reduction in federal income tax rates from 35% to 21% (see also Note 18E to  the annual consolidated financial statements). Income tax expense, net for the year ended December 31, 2018, included a 7.5% tax expense provision resulted from the profits generated in the Israeli parent company following the release of the valuation allowance as described above.

 Net Profit. Net profit for the year ended December 31, 2018 amounted to $135.6 million as compared to a net profit of $298.0 million for the year ended December 31, 2017. The decrease in net profit in the amount of $162.4 million was mainly due to the decrease of $105.8 million in income tax benefit, net as explained above and the decrease of $64.9 million in operating profit as described above.

Impact of Currency Fluctuations

The Company currently operates in three different regions: Japan, the United States and Israel. The functional currency of the United States and Israel entities is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD costs of our operations in Israel is influenced by changes in the USD to NIS exchange rate, with respect to costs that are denominated in NIS. During the year ended December 31, 2018, the USD appreciated against the NIS by 8.1%, as compared to 9.8% depreciation during the year ended December 31, 2017.

The fluctuation of USD against the NIS can affect our results of operations. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the Company’s Israeli purchases and labor NIS denominated costs, which may lead to erosion in the profit margins. The Company uses foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range. In addition, the Company executed swap-hedging transactions to hedge the exposure to the fluctuation of USD against the NIS to the extent it relates to non-convertible Series G debentures, which are denominated in NIS.

The majority of TPSCo revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations, as the impact on the revenues will mostly be offset by the impact on the expenses. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range. During the year ended December 31, 2018, the USD depreciated against the JPY by 2.4%, as compared to 3.8% depreciation during the year ended December 31, 2017. The net effect of USD depreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Liquidity and Capital Resources

As of December 31, 2018, the Company had an aggregate amount of $385.1 million in cash and cash equivalents, as compared to $446.0 million as of December 31, 2017. The main cash activities during the year ended December 31, 2018 were: $312.9 million positive cash flow generated from operating activities; $169.7 million investment in property and equipment, net of proceeds received from sales of equipment; $158.5 million investment in short-term deposits, marketable securities and other assets, net; $142.3 million debt repayment and $99.0 million debt received.

As of December 31, 2018, the outstanding principal amount of bank loans was $100.1 million, and the aggregate principal amount of debentures was $124.9 million, with related hedging transactions net asset fair value of $5.0 million. As of December 31, 2018, we had a carrying amount of $100.1 million of bank loans and $120.2 million of debentures in our balance sheet, all presented as long term liabilities.

In February 2018, Well Fargo bank and Jazz Semiconductor, the Company’s U.S fully owned subsidiary, signed a 5-year extension of the existing credit line agreement, which has been originally set to mature in December 2018, under which Jazz will be able to drawdown up to $70 million through February 2023. Any such drawdown will bear an interest rate is at a rate equal to, at lender’s option, either the lender’s prime rate plus 0.0% to 0.5% per annum or the LIBOR rate plus 1.25% to 1.75% per annum. Outstanding loans borrowed under this line as of December 31, 2018 were $0 and borrowing availability under the line was $70 million, of which approximately $1 million was utilized through letters of credit.

In June 2018, TPSCo early repaid its outstanding loans originally due 2018-2020, which carried variable interest rates of TIBOR plus 1.65% to TIBOR plus 2% and refinanced them with a new approximately $100 million loan from three leading Japanese banks at better terms. The new loan final maturity date is June 2025, and includes a three year grace period, nine equal installments to be paid from June 2021 to June 2025, and a fixed interest rate of 1.95% per annum.

In July 2018, TJT early repaid its $40 million loan, initially borrowed in 2016 from JA Mitsui (US), in relation to the acquisition of the San Antonio fab from Maxim.

During the year ended December 31, 2018, Jazz’s notes in the aggregate amount of $58 million, originally due December 2018 if not earlier converted to Tower Semiconductor ordinary shares, were fully converted.